May 22, 2018

TSX: SAM

STARCORE Files Updated 43-101 for the Toiyabe Gold Project in Nevada

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) announced today that the Company has filed an updated National Instrument 43-101 (“NI 43-101”) Technical Report for the Toiyabe Gold Project in Lander County, Nevada.

Highlights from the Technical Report include:

•	Summary results from three drilling programs completed since the last report (2009, 2010, 2016)
•	In all three drilling campaigns since the 2009 report and resource estimate, the near-surface ‘Courtney’ resource was expanded and enhanced.
•	Drilling since the previous report has focused largely on structurally controlled, deeper and higher-grade mineralization not included in the 2009 resource estimate.
•	Wider spread drilling, outside known resource areas has allowed a better understanding of the structural setting of the project.

The Technical Report can be found on the Company’s website here. This filing can also be found under the Company’s profile on www.sedar.com.

Paul Noland, CPG, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. The website is www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.
Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

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FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE:
Telephone: (604)-602-4935

EVAN EADIE
Investor Relations
Telephone: (604) 602-4935 ext. 230
Toll Free: 1-866-602-4935
email: eeadie@starore.com

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.